EXHIBIT 99.1

Quartz Closes $3.255 Million Private Placement and Accelerates Drill Program Planning

Upcoming drill program at Jake Project follows recent discovery at Maestro Project

June 3, 2024 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz” or the “Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce that it has closed the $3.255 million private placement announced on May 6, 2024, through the issuance of 9,300,000 treasury common shares at $0.35 each. A key new investor, The Sutton Group Inc. , has subscribed for 6,000,000 of the shares and will become an insider of Quartz.  Of the total 9,300,000 shares, 3,300,000 will be flow-through shares (“FT Shares”) to be issued to Robert Dickinson, the Chairman.  Quartz intends to use the proceeds of the FT Shares for exploration of its 100% owned Jake and Maestro Projects in British Columbia (“BC”), while the proceeds of the non-FT Shares will be used for general working capital. All the securities have a 4-month hold period in Canada, and no commissions were paid in connection with the financings.

Quartz is now funded to commence drilling in mid-June at its Jake Porphyry Copper-Gold-Silver Property (“Jake”), located 160 km north of Smithers, BC.  The Jake drill program aims to discover a new, significant scale, porphyry copper-gold-silver deposit.  The Jake drilling follows first drilling at the Company’s Maestro Project that discovered an exciting high-grade, gold-silver lode within extensive precious metal mineralization (see Quartz news release dated April 9, 2024).

“Quartz is now well funded and will be moving forward aggressively on both its Jake and Maestro Projects,” said Chairman Bob Dickinson. “We are eager to commence our drill program at Jake given our assessment of this important scale opportunity which is aligned with the potential for a global commodity super cycle to drive demand for porphyry deposits.  Projects like Jake and Maestro are vital to growing Canada’s clean, modern economy, and porphyry deposits are the world’s most important sources of copper, gold and silver.  Porphyries present the potential for outsized gains, which support Quartz’s strategy of developing high demand, high value discoveries that are attractive to potential transaction partners,” concluded Dickinson.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC.  It is accessible by helicopter and close to historical logging roads which lead to mining support towns of Smithers and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  Within the gossan is north-trending dyke swarms that intrude into sedimentary rocks.  The combination of extensive historical and recent exploration work has outlined an expansive, altered and mineralized area.

To accurately delineate high-potential porphyry Cu-Au deposit targets within this large mineral system, a series of modern exploration programs have been undertaken.  These surveys were designed to build on very compelling historical data developed by legendary porphyry copper explorers (Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp).  Taken together this comprehensive Jake Project technical data base has defined a significant-scale porphyry copper-gold-silver deposit target which underlies an extensive area of highly anomalous Cu, Au, Ag, and Mo values in soils.

About Maestro

The 100% owned Maestro Project, located in central BC, lies adjacent to Highway 16, 15 km north of Houston and 50 km south of Smithers, providing year-round road access to the project and nearby infrastructure.

Since acquiring the property, Quartz has conducted comprehensive exploration programs, including geochemical sampling, IP geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core, and gold assaying of pulp samples derived from historical analyses of numerous core holes located across the Maestro property.

Results from Quartz’s first two drill holes at the Prodigy Zone on the Maestro Property intersected a high-grade gold-silver lode deposit within multi-generation precious metal mineralization all hosted within a Mo-Cu porphyry environment.  Core hole PR 23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and 36 m of 5.73 g/t Au and 87 g/t Ag.  Notably, green sericite alteration reminiscent of deposits such as Blackwater-Davidson, which is currently being placed into production, plays a significant role at Prodigy. The discovery is open in multiple directions and at depth, promising significant further potential.

Qualified Person

Farshad Shirmohammad, M.Sc., P. Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

About Quartz

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a restructured public company headquartered in Vancouver, Canada.  Its successful mine finding management is focused on discovering and transacting high-value gold, silver, and copper projects in British Columbia.  The Company owns 100% of the Maestro Gold-Silver-Molybdenum-Copper Property and 100% of the Jake Copper-Gold-Silver Property.  Both projects have access to infrastructure and high potential for important resources and significant future transactions.  The BC Government has awarded permits for 50 drill sites for each project.  First drilling at Maestro has discovered a high-grade gold-silver lode within extensive precious metal mineralization all hosted within a large porphyry Mo-Cu system.  Drilling at Jake is planned for summer 2024 with the goal of making another important discovery.

Quartz is associated with Hunter Dickinson Inc. (“HDI”), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.